NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-12

INNEXUS BIOTECHNOLOGY ANNOUNCES THAT

DR. CARLOS L. ARTEAGA HAS JOINED

THE INNEXUS BIOTECHNOLOGY SCIENTIFIC ADVISORY BOARD

29 May 2007  -  BRITISH COLUMBIA, Canada--InNexus Biotechnology Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Dr. Carlos L. Arteaga, Vice Chancellor’s Chair in Breast Cancer Research and Professor of Medicine and Cancer Biology, Vanderbilt-Ingram Comprehensive Cancer Center, has joined InNexus’ newly formed Scientific Advisory Board. He joins Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation and InNexus SAB Chairman, Dr. Thomas Kindt and Dr. John D. Minna.

Welcoming Dr. Arteaga, Jeff Morhet, President & Chief Executive Officer of InNexus, said, “Carlos’ research focus on the role of progression signaling of breast cancer and development of molecular therapeutics in breast cancer is exciting and unrivaled.  He joins an expanding scientific team at InNexus and we all look forward to his contributions”.

Dr. Arteaga currently holds the Vice Chancellor’s Chair in Breast Cancer Research and is Professor of Medicine and Cancer Biology, and member of the Division of Hematology-Oncology at Vanderbilt University.  He is also Director of the Breast Cancer Research Program and Breast Cancer SPORE of the NCI-designated Vanderbilt-Ingram Comprehensive Cancer Center.

Dr. Arteaga obtained his M.D. degree with honors in 1980 at the University of Guayaquil in Guayaquil, Ecuador, trained in Internal Medicine and Medical Oncology at Emory University and the University of Texas Health Sciences Center, respectively.   He is certified by the American Board of Internal Medicine in Internal Medicine and in Medical Oncology and has over 150 peer-reviewed publications relevant to his research in the molecular and cell biology of mammary neoplasia. His laboratory is funded by the NIH/NCI, the American Cancer Society (ACS), the US Army Breast Cancer Research Program, the Susan G. Komen and the Breast Cancer Research foundations, and biotechnology industry to study the role of signaling by the TGF and erbB receptors in tumor and non-tumor mammary epithelial cells as well as their therapeutic projections. In 1998 he was elected into the American Society of Clinical Investigation (ASCI) and in 2005 into the Association of American Physicians (AAP). He serves (or has served) as member of the NIH Parent Committee for Review of Cancer Centers (Subcommittee A; 2004-2008), the Board of Scientific Advisors of the National Cancer Institute (1999-2004), the Breast Cancer Core Committee of the Eastern Cooperative Oncology Group (ECOG), and the Board of Directors of the American Association for Cancer Research (AACR; 2004-2007). He co-chaired the Developmental Therapeutics Committee of ECOG and chairs the Special Conferences Committee of the AACR (2002-). He is the recipient of the 2003 AACR Richard and Hinda Rosenthal Foundation Award for innovative work leading to progress in clinical breast cancer and more recently received the 2007 ACS Clinical Research Professorship Award. He chaired the 1st and 2nd AACR Special Conferences Advances in Breast Cancer Research in 2003 and 2005, respectively, and will chair the 3rd one in 2007. He is Deputy Editor of Clinical Cancer Research and Associate Editor or member of the Editorial Board of the Journal of Mammary Gland Biology & Neoplasia, Breast Cancer Research, Molecular Cancer Therapeutics, Journal of Clinical Oncology, Clinical Proteomics, and Cancer Biology & Therapy.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc.
Jeff Morhet, 480-862-7500
President, CEO & Chairman
jmorhet@ixsbio.com

Endnotes

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Telephone: 604 696-3604 or Toll Free 1-888-271-0788